SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                          MIRAGE RESORTS, INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                 NEVADA                                88-0058016
(STATE OF INCORPORATION OR ORGANIZATION)              (IRS EMPLOYER
                                                 IDENTIFICATION NUMBER)
     3600 LAS VEGAS BOULEVARD SOUTH
           LAS VEGAS, NEVADA                              89109
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)

   If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:

   If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:

      SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
                                  RELATES: N/A


      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                             NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED      EACH CLASS IS TO BE REGISTERED
 -------------------------------------    -------------------------------------
    PREFERRED SHARE PURCHASE RIGHTS                  PACIFIC EXCHANGE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE
                              (TITLE OF EACH CLASS)


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Item 1.     Description of Securities To Be Registered.
            ------------------------------------------

            On February 29, 2000, the Board of Directors of Mirage Resorts, Incorporated, a Nevada corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.004 per share. The dividend was paid on March 20, 2000 to the stockholders of record on March 20, 2000, and the Rights issued are subject to the terms of a Rights Agreement, dated as of March 6, 2000, as amended as of March 6, 2000, between our Company and American Stock Transfer & Trust Company, as the Rights Agent.
            Our Board adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 10% or more of our outstanding common stock without the approval of our Board.

            On March 6, 2000, we entered into a merger agreement with MGM Grand, Inc., pursuant to which MGM Grand would acquire our Company at a price of $21 in cash per share of our common stock. Additional information about the merger agreement and the merger can be found in our Annual Report on Form 10-K for the year ended December 31, 1999. In connection with approving that transaction, our Board of Directors also approved an amendment to the Rights Agreement which would allow the proposed merger with MGM Grand to occur without triggering any distribution or adverse event under the Rights Agreement.

            For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the agreement is available free of charge from our Company.

The Rights. Our Board authorized the issuance of one Right for each share of common stock outstanding on March 20, 2000. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after March 20, 2000 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (a "Preferred Share") for $70, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.  The Rights will not be exercisable until

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 10% or more of our outstanding common stock, or, if earlier,


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o  10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

            In light of Stephen A. Wynn's substantial and long-standing ownership position, the Rights Agreement contains provisions excluding Mr. Wynn, certain of his affiliates and other related persons and their respective transferees from the operation of the adverse terms of the Rights Agreement. In addition, the Rights Agreement has been amended to permit MGM Grand to acquire the Company in accordance with the terms of the merger agreement referred to above.

            We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $70, purchase shares of our common stock with a market value of $140, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $70, purchase shares of the acquiring corporation with a market value of $140 based on the market price of the acquiring corporation's stock prior to such merger.

Preferred Share Provisions.

Each one one-thousandth of a Preferred Share, if issued:

o  will not be redeemable.

o will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o  will have the same voting power as one share of common stock.

o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

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

Expiration.  The Rights will expire on March 20, 2010.

Redemption. Our Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or common stock. No adjustments to the purchase price of the Preferred Shares of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

            The Rights Agreement specifying the terms of the Rights, together with Amendment No. 1 to the Rights Agreement, are attached to this filing as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the complete Rights Agreement, as amended.

Item 2.  Exhibits.
         --------

         4.1 Rights Agreement, dated as of March 6, 2000, between Mirage Resorts, Incorporated and American Stock Transfer & Trust Company (as Rights Agent), which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A/A, filed April 7, 2000).

         4.2 Amendment No. 1 to Rights Agreement, dated as of March 6, 2000, between Mirage Resorts, Incorporated and American Stock Transfer & Trust Company (incorporated by reference to
                   Exhibit 4.2 to the Registrant's Form 8-A/A, filed April 7,
                   2000).


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

                                    SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 6, 2000
                                         MIRAGE RESORTS, INCORPORATED


                                         By:  /s/   Bruce A. Levin
                                             --------------------------
                                             Name:  Bruce A. Levin
                                             Title: Vice President and General
                                                    Counsel

                                  EXHIBIT LIST




         4.1 Rights Agreement, dated as of March 6, 2000, between Mirage Resorts, Incorporated and American Stock Transfer & Trust Company (as Rights Agent), which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A/A, filed April 7, 2000).

         4.2 Amendment No. 1 to Rights Agreement, dated as of March 6, 2000, between Mirage Resorts, Incorporated and American Stock Transfer & Trust Company (incorporated by reference to
                   Exhibit 4.2 to the Registrant's Form 8-A/A, filed April 7,
                   2000).